Exhibit 1.7

CDC Software Agrees to Enter Strategic Partnership with an

International Business Intelligence Software Vendor

Product development to be outsourced to CDC Software’s Development Center in Shanghai

HONG KONG March 04, 2003 CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced reaching definitive terms subject to final documentation related to the strategic partnership with CIP-Global ApS (“CIP”), the manufacturer of “Executive Suite” products for financial management and Business Intelligence (“BI”) solutions based on Microsoft technologies. In addition to a financing agreement, CDC Software will introduce “Executive Suite” into the Asia Pacific region, leveraging its presence and distribution channels in markets such as China and Australasia. CIP also plans to outsource significant future product development to CDC Software’s development center in Shanghai. This agreement is expected to enable the company to better meet the growing demand for financial management and business intelligence solutions in Asia Pacific.

CDC Software is establishing a growing market presence in providing sophisticated and customized software solutions designed to meet the needs of each individual client. The expansion to include financial management and business intelligence solutions will further strengthen CDC Software’s strategy in this area.

With the demand for more cost effective, reliable, comprehensive financial and management information growing daily, CDC Software has been looking to extend the solutions they can provide to their customers. Steve Collins, Managing Director of CDC Software, explained, “One of the most significant problems across businesses—both large and small—is poor management information systems. Most companies are still struggling to manage their business with spreadsheet systems or with non-integrated, stand-alone products.”

CIP, founded in 1999 and headquartered in Denmark with operations throughout EMEA (Europe, Middle East and Africa) and United States, is a leading financial management solutions provider. CIP has developed a strong Business Intelligence (BI) management software, the Executive Suite Solutions for enterprises, which provides management and legal reporting, budgeting, planning and forecasting, balanced scorecard/performance management, activity based management, data collection and transformation and business modelling. The software is based on Microsoft® .NET and Microsoft® SQL platform which allows quick and easy access via web-based technology and the MS Office interface.

Commenting on the financial and operational initiatives, Peter Bull, CIP’s Chief Operating Officer said, “We welcome the partnership with CDC Software as this not only gives us the opportunity to expand our market coverage to Asia Pacific, but also allows us to expedite our product development by utilizing CDC Software’s software development capabilities in China.”

As part of the agreement, CIP will send employees to CDC Software’s development center in Shanghai to work on future application development. Explaining the move, Bull commented that “CDC Software’s out-sourcing facility provides an excellent conduit for low-cost, high-quality software development for internationally established software companies like CIP-Global, who are looking to reduce their overall Research & Development costs.”

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 600+ enterprise software customers in the Asia Pacific region with over 1,000 installations. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About CIP-Global

CIP-Global (CIP) is an international software company and Microsoft® Gold Certified Partner for Business Intelligence. The company is headquartered in Denmark and develops financial and business intelligence applications based on the Microsoft® SQL Server Analysis Services 2000 and Microsoft® .NET platforms.

The company’s major product is Executive Suite is a fully integrated financial management application delivering budgeting, planning, forecasting, consolidation, reporting and analysis to a broad spectrum of customers. Executive Suite significantly not only reduces the price entry point and long term cost of ownership for this type of solution, but also provides a richness in productivity enhancing features unparalleled in the market place.

CIP customers include Danske Bank, SBS Services UK, Scandlines, Danguaard Telecom, Storck, Arovit Petfood and Sydbank.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@us.china.com